CONFIDENTIAL	GLG PARTNERS, INC.
399 PARK AVENUE, 38TH FLOOR
NEW YORK, NEW YORK 10022
Main: (212) 224 7200 Fax (212) 224 7210
August 10, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GLG Partners, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 29, 2010
File No. 001-33217

Schedule 13E-3
Filed on June 29, 2010
File No. 005-82299
Ladies and Gentlemen:
          On behalf of GLG Partners, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated July 23, 2010 (the “Comment Letter”) from Pamela Long, Assistant Director, Division of Corporation Finance, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on June 29, 2010 (the “Proxy Statement”) and Transaction Statement on Schedule 13E-3 filed on June 29, 2010 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy Statement”) and, together with the other Filing Persons (as defined below), an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these and other revisions and generally update the information contained therein. Where the Company has agreed to make requested revisions to its disclosures in the Amended Proxy Statement and Amended Schedule 13E-3, such agreement and any such revisions to disclosures made in such filings should not be taken as an admission that prior disclosures were in any way deficient.
          Set forth below are the Staff’s comments contained in your letter (in bold face type) followed by the Company’s responses.
          To the extent any response relates to information concerning any of Man Group plc, Escalator Sub 1 Inc., Man Principal Strategies Holdings LLC, Noam Gottesman, Emmanuel Roman, Pierre Lagrange, Gottesman GLG Trust, TOMS International Ltd., Roman GLG Trust, Jackson Holding Services Inc., Lagrange GLG Trust or Point Pleasant Ventures Ltd. (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company by such other entities or persons or their respective representatives.

Securities and Exchange Commission
August 10, 2010

Schedule 13E-3
General
1.	We note your disclosure on page 1 of the proxy statement that on June 21, 2010, Sage Summit LP and Lavender Heights Capital LP transferred all of their shares of GLG common stock to Blue Hill Trust and Green Hill Trust and that these trusts are now parties to the share exchange agreement and voting and support agreement. Please advise us as to what consideration was given as to whether these entities should be named as filing persons. Alternatively, include them as filing persons on the Schedule 13E-3 and revise your disclosures throughout the proxy statement accordingly.
     In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that Blue Hill Trust and Green Hill Trust are not filing persons because they are not engaging in a Rule 13e-3 transaction due to the fact that they were transferred their GLG shares after the share exchange agreement and voting and support agreement were negotiated and executed and are simply fulfilling the obligations of Sage Summit LP and Lavender Heights Capital LP under these agreements.
Cover Page
2.	We note that you have calculated the filing fee in accordance with Rule 0-11(c) and based the filing fee only on the shares of common stock that may be exchanged for cash in the merger transaction. Please note that General Instruction B of Schedule 13E-3 requires that the filing fee be paid in accordance with Rule 0-11(b), and therefore the filing fee should also take into account those shares that may be exchanged pursuant to the Share Exchange Agreement. Please revise the filing fee accordingly.
     In response to the Staff’s comment, the filing fee has been recalculated in accordance with Rule 0-11(b) and the additional amount has been paid with the filing of the Amended Proxy Statement.
Introduction, page 1
3.	We note your statement in the penultimate paragraph on page 1 that “none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.” Because each of the Filing Persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.
     In response to the Staff’s comment, the Amended Schedule 13E-3 has been revised to clarify the responsibilities of the Filing Persons.

Securities and Exchange Commission
August 10, 2010

4.	We note your statement in the final paragraph on page 1 that the filing of this Transaction Statement shall not be construed as an admission by any Filing Person or by any of their respective affiliates that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. The identification of a filing person on the Schedule 13E-3 render such disclaimer inappropriate. Please revise.
     In response to the Staff’s comment, the Amended Schedule 13E-3 has been revised to remove the statement as requested.
Exhibits, page 13
5.	We note the disclaimer on page 2 of Exhibit 99(c)(iii) indicating that the Moelis material is solely for the use and benefit of the Special Committee and “may not be disseminated, distributed or reviewed without the express written consent of [Moelis].” We note similar disclaimers in the Moelis materials filed as exhibits 99(c)(iv), 99(c)(v), and 99(c)(vi), the Goldman Sachs material filed as exhibit 99(c)(viii), and the Perella Weinberg materials filed as exhibits 99(c)(ix) and 99(c)(xii). Please disclose, if true, that the aforementioned entities have consented to use of their materials in the document.
     In response to the Staff’s comment, the Amended Schedule 13E-3 has been revised to disclose that each of Moelis, Goldman Sachs and Perella Weinberg has consented to the inclusion of their materials as Exhibits to the Amended Schedule 13E-3.
Schedule 14A
Letter to Stockholders
6.	Because the letter to shareholders also may serve as soliciting material under Rule 14a- 1(l), the presentation should be balanced. Where you include the board’s recommendation here and elsewhere, disclose with equal prominence the extent to which board members will directly benefit from the merger.
     In response to the Staff’s comment, the Company has provided the requested disclosure in the Letter to Shareholders.
Summary Term Sheet, page 1
The Acquisition, page 1
7.	Please revise to disclose the full names of the trusts and affiliated entities related to the Individual Principals that are part of the defined term “Principals.”

Securities and Exchange Commission
August 10, 2010

     In response to the Staff’s comment, the “Summary Term Sheet—The Acquisition” section in the Amended Proxy Statement has been revised as requested.
8.	Please revise to identify the key personnel for whom Blue Hill Trust and Green Hill Trust hold shares of GLG common stock.
     In response to the Staff’s comment, the “Summary Term Sheet—The Acquisition” section in the Amended Proxy Statement has been revised as requested.
Interests of Certain Persons in the Merger, page 3
9.	Please revise to disclose any additional interests of certain Selling Stockholders in the Rule 13e-3 transaction, including, but not limited to, the position that each of Messrs. Gottesman, Lagrange and Roman will hold pursuant to the employment and service agreements with Man, and the payment made for entering into the restrictive covenant agreements.
     In response to the Staff’s comment, the “Summary Term Sheet—Interests of Certain Persons in the Merger” section in the Amended Proxy Statement has been revised as requested. The title or position that each of Noam Gottesman, Pierre Lagrange and Emmanuel Roman will have following completion of the merger has not yet been determined. However, the titles or positions will be disclosed, together with the other material terms of the employment and service agreements, in a subsequent filing of the proxy statement (not later than the filing of the definitive proxy statement) once such title or position has been determined.
10.	Please revise to quantify the dollar value implicated by each separate interest listed under this heading, where possible.
     In response to the Staff’s comment, the “Summary Term Sheet—Interests of Certain Persons in the Merger” section in the Amended Proxy Statement has been revised as requested.
Special Factors, page 14
Background of the Merger, page 14
11.	We note your disclosure on page 14 that on October 1, 2009, Goldman Sachs made a presentation to Messrs. Lagrange and Roman “to help them develop a better understanding of Man’s business and whether there was a potential for a business fit.” Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate please revise to summarize all the presentations or reports

Securities and Exchange Commission
August 10, 2010

provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.
     In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor—Other Presentations by Goldman Sachs” section in the Amended Proxy Statement has been revised as requested, and the following additional written presentations are being filed as Exhibits to the Amended Schedule 13E-3:

•	Exhibit (c)(xii)	October 1, 2009 Discussion Materials for a Presentation of Goldman Sachs International to the Management of the Company

•	Exhibit (c)(xiii)	February 23, 2010 Discussion Materials for a Presentation of Goldman Sachs International to the Management of the Company

•	Exhibit (c)(xiv)	March 6, 2010 Background Materials for a Discussion Between Goldman Sachs International and the Management of the Company

•	Exhibit (c)(xv)	April 30, 2010 Background Materials for a Discussion Between Goldman Sachs International and the Management of the Company
     In addition, the Company supplementally advises the Staff that it has been advised by Moelis that all presentations or reports provided by Moelis have been disclosed in the Amended Schedule 13E-3 and it has been advised by Man that all presentations or reports provided by Perella Weinberg have been disclosed in the Amended Schedule 13E-3.
12.	Please revise your disclosure throughout this section to eliminate generic references to discussions or negotiations between the parties; instead briefly describe the substance of those discussions and negotiations in more detail by identifying the persons involved, who initiated contact, and the conclusions drawn from each meeting. We note in particular, and without limitation, the various 2009/2010 meetings and the disclosure on page 16 that on March 22, 2010, “Messrs. Clarke, Ross and Singh met with representatives of GLG to discuss the terms of the proposed transaction.” See Item 14(b)(7) of Schedule 14A and corresponding Item 1005 of Regulation M-A.
     In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested.
13.	Refer to the March 8, 2010 meeting discussed on pages 15 and 16 and revise to state clearly whether there was a desire on the part of Man to have GLG management continue in their roles after the merger.

Securities and Exchange Commission
August 10, 2010

     In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested.
14.	We note your disclosure on page 17 that “Goldman Sachs representatives communicated GLG’s expectations that there be a significant premium paid to GLG’s unaffiliated stockholders in any transaction.” To the extent that GLG had quantified what it considered to be a “significant premium,” please disclose this amount.
     In response to the Staff’s comment, the Company supplementally advises the Staff that as of March 24, 2010 its expectation that there be a “significant premium” paid to the Company’s unaffiliated stockholders in any transaction simply reflected a qualitative aspiration which had not yet been quantified.
15.	We note your disclosure on page 20 that the special committee “considered other ways to ensure the fairness of the transaction to the unaffiliated stockholders.” Please revise to explain what other options (procedural and substantive) were considered by the special committee and why the special committee chose nor to adopt such options.
     In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested.
16.	We note your disclosure on page 20 that “the Principals apparently had engaged in price discussions with Man that may have been based on a “market-to-market” structure and therefore Moelis and the special committee determined that they would negotiate directly with Man for the highest price and best transaction reasonably available for the unaffiliated stockholders.” Please revise to explain the significance of the Principals’ price discussions with Man and how, if at all, this affected the negotiation strategy for Moelis and the special committee.
     In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested.
17.	We note your disclosure on page 20 that on May 3, 2010, Mr. Ashken called Mr. Clarke to advise that GLG was not for sale and that the terms proposed by Man in its letter dated April 28, 2010 were inadequate for the unaffiliated stockholders” and that the special committee would be seeking “something in the range of $5.00 per share in cash.” Please revise to disclose the developments, discussions and specific views that led to the conclusion that the terms proposed by Man were inadequate for the unaffiliated stockholders and why $5.00 per share was viewed as an acceptable price per share for the unaffiliated stockholders.
     In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested.
18.	We note your disclosure on page 21 that the special committee and its advisors discussed various potential structures for the transaction and the implications of each of

Securities and Exchange Commission
August 10, 2010

these structures, “including possible strategies for achieving the best transaction reasonably available to GLG’ s unaffiliated stockholders, whether from Man or another party.” Please revise to explain what potential structures and strategies were considered by the special committee and why the special committee chose not to adopt such options.
     In response to the Staff’s comment, the “Special Factors—Background of the Merger” section in the Amended Proxy Statement has been revised as requested.
Fairness of the Merger and Recommendations of the Special Committee and the GLG Board page 27
The Special Committee, page 27
19.	One factor listed in support for the fairness of the transaction is “the current and historical market prices and trading volumes for the shares of GLG and Man.” However, the description only addresses the premium that will be paid over the closing price on May 14, 2010. Without additional disclosure, it is unclear how the historical market prices and trading volumes are a factor favoring approval of the transaction. Please expand your disclosure to specify and elaborate on the meaning of this statement.
     In response to the Staff’s comment, the “Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The Special Committee” section in the Amended Proxy Statement has been revised as requested.
20.	We note your disclosure on page 30 that one of the factors considered favorable by the special committee in reaching its determination and recommendation regarding the transaction is that “upon closing of the transaction, Goldman Sachs will become entitled to a transaction fee in consideration of providing financial advice to the board.” Please expand your disclosure to explain how this factor favors approval of the transaction.
     In response to the Staff’s comment, the statement has been revised to clarify that while the fee that Goldman Sachs is entitled to was not itself an independent factor in the special committee’s determination and recommendation regarding the transaction, it was taken into account in the special committee’s consideration of Goldman Sachs’ opinion regarding the transaction as a factor. In addition, the Company has similarly revised a statement with respect to the fees that Moelis is entitled to in the “Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The Special Committee” section in the Amended Proxy Statement.
21.	Please elaborate on your statement that the special committee did not consider net book value because “it is merely indicative of historical costs and as of March 31, 2010 represented a negative value.”

Securities and Exchange Commission
August 10, 2010

     In response to the Staff’s comment, the requested disclosure has been included in the “Special Factors—Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The Special Committee” section in the Amended Proxy Statement.
The GLG Board, page 33
22.	Please revise to expressly disclose whether the GLG Board reasonably believes that the entire Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance.
     In response to the Staff’s comment, the Company has included the requested disclosure in the “Special Factors—Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The GLG Board” section in the Amended Proxy Statement.
23.	We note that the GLG Board based its fairness determination on “the unanimous determinations and recommendations of the special committee,” and “the factors considered by the special committee.” Where the board has based its fairness determination on the analysis of factors undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether the GLG Board expressly adopted the special committee’s discussion and analyses of the factors disclosed under the heading “The Special Committee” found on pages 27 through 33. Further, we note the statement on page 48 that “Goldman Sachs’ opinion to the GLG Board was one of many factors taking into consideration in making its determination to approve the share exchange agreement and merger agreement.” To the extent that the GLG Board also relied on the opinion of Goldman Sachs in its fairness determination, please revise your disclosure accordingly.
     In response to the Staff’s comment, the Company has included the requested disclosure in the “Special Factors—Fairness of the Merger and Recommendations of the Special Committee and the GLG Board—The GLG Board” section in the Amended Proxy Statement.
Opinion of Special Committee’s Financial Advisor page 33
24.	We note your disclosure on page 39 that Moelis made “qualitative judgments” that ultimately led Moelis to select a range of implied premiums for the transaction of 25% to 35%, which was applied to the closing price of GLG common stock on May 14, 2010. Please revise the disclosure to explain the qualitative judgments made by Moelis in determining the range of implied premiums, and why Moelis chose only to apply it to the closing price on May 14, 2010.

Securities and Exchange Commission
August 10, 2010

     In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor—Purchase Price Premium Analysis” section in the Amended Proxy Statement has been revised as requested.
25.	We note your reference on page 40 to “arms’ length negotiations.” Please delete all references to “arms’ length negotiations.” Such references are inappropriate in a going private transaction by affiliates.
     In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor—Other Information” section in the Amended Proxy Statement has been revised to remove the reference to “arms’ length” as requested.
Opinion of GLG’s Financial Advisor, page 41
26.	We note your disclosure on page 47 that Goldman Sachs prepared an illustrative pro forma analysis of the potential financial impact of the Transactions, and determined that the Transactions “would be accretive to Man’s shareholders on an earnings per share basis.” Please revise to disclose the analysis and results of the analysis that resulted in this conclusion.
     In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor—Pro Forma Transaction Analysis” section in the Amended Proxy Statement has been revised as requested.
27.	The first paragraph on page 48 includes language that appears to limit the extent to which investors are entitled to rely on your disclosure “[t]he foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix E.” While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.
     In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor” section in the Amended Proxy Statement has been revised as requested.
28.	We note the disclosure on page 48 regarding the services provided by Goldman Sachs to GLG and its affiliates and to Man and its affiliates. We note similar disclosure on page 62 regarding the services provided by Perella Weinberg to Man and GLG. Please describe the specific services provided by Goldman Sachs, Perella Weinberg and any of their affiliates to the filing persons and their affiliates and quantify the compensation received by Goldman Sachs Perella Weinberg for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

Securities and Exchange Commission
August 10, 2010

     In response to the Staff’s comment, the “Special Factors—Opinion of GLG’s Financial Advisor” and “Financial Analyses of the Financial Advisor to Man—Miscellaneous” sections in the Amended Proxy Statement have been revised as requested.
Purpose and Reasons for the Merger, page 49
29.	Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Further, the description must include, but not be limited to the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please revise the proxy statement to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.
     In response to the Staff’s comment, the Company has included the requested disclosures in the “Special Factors—Purposes and Reasons for the Merger” section in the Amended Proxy Statement.
Man, Merger Sub and Certain of Their Affiliates, page 49
30.	This subheading refers to “certain affiliates” of Man and the Merger Sub. Rule 13e-3 requires each affiliate engaged in a going private transaction to file a Schedule 13E-3 and furnish the required disclosure. Please identify whether there are additional affiliates of Man or Merger Sub that may be deemed to be engaged in the Rule 13e-3 transaction and revise your filing accordingly.
     In response to the Staff’s comments, the Amended Proxy Statement has been revised to clarify that Man Principal Strategies Holdings LLC is an additional affiliate of Man engaged in the acquisition transaction and it has been added as a filing person to the Amended Schedule 13E-3.
31.	We note your disclosure on page 49 that Man and Merger Sub “could be deemed to be engaged in a ‘going private’ transaction,” and similar disclosure on page 50 regarding the Principals. We also note the disclosure on page 144 that the filing of the Schedule 13E-3 shall not be construed as an admission by any filing person that it is an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders such disclaimers inappropriate. Please revise your disclosure throughout the document to indicate that filing persons “are” deemed to be engaged in a going private transaction and are deemed to be affiliates of the company.
     In response to the Staff’s comment, the “Special Factors—Purpose and Reasons for the Merger” and “Where You Can Find More Information” sections in the Amended Proxy Statement have been revised as requested.

Securities and Exchange Commission
August 10, 2010

The Principals, page 50
32.	Please expand the disclosure regarding the purpose and reasons for the merger given by the Principals to include the reasons behind why the Principals chose to engage in the transaction at this time. See Item 1013(c) of Regulation M-A.
     In response to the Staff’s comment, the Company has included the requested disclosure in the “Special Factors—Purposes and Reasons for the Merger—The Principals” section in the Amended Proxy Statement.
Positions as to the Fairness of the Merger, page 51
33.	Rule 13e-3 requires that each issuer and affiliate directly or indirectly engaged in a going private transaction to furnish the required disclosures regarding substantive and procedural fairness to the company’s unaffiliated stockholders. For guidance, please refer to Question 117.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Rule 13e-3 and related Schedule 13E-3. In that regard, we note that it does not appear that TOMS International Ltd. has provided such disclosure because the definition of “Principals” on page 1 appears to expressly exclude TOMS International Ltd. Each filer must independently disclose its belief as to whether the transaction is substantively and procedurally fair and provide the bases for the belief provided. See Item 1014 of Regulation M-A.
     In response to the Staff’s comment, the Company notes that TOMS International Ltd. is included in the definition of “Principals” but excluded from the definition of “Selling Stockholders”. The Company has clarified its disclosure accordingly in the “Summary Term Sheet—The Acquisition” section in the Amended Proxy Statement.
The Principals, page 54
34.	We note that the Principals have adopted the GLG Board’s conclusion and analysis with respect to the “fairness of the merger” and believe that the proposed merger is “substantively and procedurally fair to GLG’ s stockholders.” The current disclosure does not appear to expressly state whether the Principals reasonably believe that the entire Rule 13e-3 transaction is substantively and procedurally fair to “unaffiliated” security holders. Please revise or advise. Refer to item 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(4) for guidance. In addition, revise to expressly state the factors upon which the Principals relied when reaching this fairness determination or expressly adopt the factors considered by another person to the extent all of the factors identified in Instruction 2 to Item 1014 have been addressed.
     In response to the Staff’s comment, the Company has included the requested disclosure in the “Special Factors—Position as to the Fairness of the Merger—The Principals” section in the Amended Proxy Statement.

Securities and Exchange Commission
August 10, 2010

Financial Analyses of the Financial Advisor to Man, page 54
35.	We note that the financial advisors performed certain Public Company Analyses and Precedent Transaction Analyses. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, please disclose whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. For example, we note the disclosure on page 56 that Perella Weinberg determined that the selected companies were relevant to its analyses based on ''the exercise of its professional judgment and based on its knowledge of such industry.” Further, on page 38, the disclosure states that Moelis reviewed the financial terms of 22 precedent merger and acquisition transactions involving alternative asset management companies and 18 precedent merger and acquisition transactions involving traditional asset management companies, but only eight selected precedent transactions are identified. Please identify all of the precedent merger and acquisition transactions reviewed by Moelis. These are just examples.
     In response to the Staff’s comment, the “Special Factors—Financial Analyses of the Financial Advisor to Man—March Materials—Selected Publicly Traded Companies Analysis”, “Special Factors—Financial Analyses of the Financial Advisor to Man—May 3rd Materials—Selected Publicly Traded Companies Analysis”, and “Special Factors—Opinion of Special Committee’s Financial Advisor—Precedent Transaction Analysis” sections in the Amended Proxy Statement have been revised as requested.
36.	Please revise to disclose the method Perella Weinberg used to calculate the cost of equity rate and perpetuity rate used as part of the Discounted Cash Flow Analysis discussed on page 58.
     In response to the Staff’s comment, the “Special Factors—Financial Analyses of the Financial Advisor to Man—April Analyses—Discounted Cash Flow Analysis” section in the Amended Proxy Statement has been revised as requested.
Interests of Certain Persons in the Merger, page 68
37.	Please revise to disclose the material terms, to the extent determined, of the employment agreement between Noam Gottesman and Man Investments USA Holdings Inc. and the service agreements between Emmanuel Roman and Pierre Lagrange with Man Group Services Ltd. In particular, please disclose the position or title that each individual will have following the completion of the merger.
     In response to the Staff’s comment, the “Special Factors—Interests of Certain Persons in the Merger” section in the Amended Proxy Statement has been revised as requested to the extent that such terms have been determined. The title or position that each of Noam Gottesman, Pierre Lagrange and Emmanuel Roman will have following completion of the

Securities and Exchange Commission
August 10, 2010

merger has not yet been determined and therefore will be disclosed, together with the other material terms of the employment and service agreements, in a subsequent amendment to the proxy statement once such title or position has been determined.
Material United States Federal Income Tax Consequences of the Merger, page 77
38.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and the other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.
     In response to the Staff’s comment, the Company has included the requested disclosure in the “Summary Term Sheet—Material United States Federal Income Tax Consequences of the Merger” and “Special Factors—Material United States Federal Income Tax Consequences of the Merger” sections in the Amended Proxy Statement.
Special Note Regarding Forward-Looking Statements, page 80
39.	We note your disclosure that statements relating to future results that are in the proxy statement and incorporated by reference into the proxy statement are subject to the subject to the “safe harbor” created by Section 21E of the Exchange Act. Please note that this safe harbor provision is not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). Please revise to remove the statement that this safe harbor is applicable, and also include disclosure stating that the safe harbor provisions in the Form 10-K incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule 13e-3 transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to the going private transaction.
     In response to the Staff’s comment, the “Special Note Regarding Forward-Looking Statements” section in the Amended Proxy Statement has been revised to remove the statement regarding the Section 21E safe harbor as requested and to clarify that the safe harbor provision in the Company’s Form 10-K and Forms10-Q incorporated by reference into the proxy statement will not apply to forward-looking statements made in connection with the acquisition transaction.
Solicitation of Proxies, page 84
40.	We note that your directors, executive officers and employees may solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. Please explain what you mean by “other means of communication.” In addition, we remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Securities and Exchange Commission
August 10, 2010

     The reference to “other means of communication” was intended to refer to other means of electronic communication. The disclosure in the Amended Proxy Statement under “The Special Meeting—Solicitation of Proxies” has been amended to clarify this reference. The Company confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.
The Merger Agreement, page 87
41.	We note your statement that factual disclosures about you, Man or Merger Sub contained in the proxy statement or in your public reports filed with the SEC may supplement, update or modify the factual disclosures about you, Man or Merger Sub contained in the merger agreement. We also note similar advisory language on pages 90 and 104. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the proxy statement not misleading.
     The Company notes the Staff’s comment. The Company, on behalf of itself and the other Filing Persons, acknowledges that the Company and the other Filing Persons are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.
42.	We note your statement that assertions included in the representations and warranties made in the merger agreement may be “qualified by disclosures made in confidential disclosure schedules delivered by the contracting parties in connection with negotiating the merger agreement.” We also note similar statements on pages 90, 104, and 105. On a supplemental basis, please provide us additional details of the contents of those schedules. In addition, please explain to us why you do not believe such omitted information is required to be disclosed. See Exchange Act Release No. 34-51283 (March 1, 2005).
     The Company is providing, supplementally under separate cover and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the confidential disclosure schedules. The confidential disclosure schedules shall not be deemed filed with the SEC or to constitute a part of any proxy materials. Pursuant to Rule 12b-4, the Company hereby requests that upon completion of the Staff’s review, the confidential disclosure schedules be returned to the Company. The Company supplementally advises the Staff that it does not believe that the confidential disclosure schedules contain information that the securities laws would require the Company to publicly disclose, other than information that has already been so disclosed, and the Company does not believe that the confidential disclosure schedules contain information that a reasonable investor would deem important in making a voting decision on the merger or the merger agreement.

Securities and Exchange Commission
August 10, 2010

Transactions in Common Stock, page 121
43.	We note your disclosure on page 122 that Man Investments Limited, a wholly owned subsidiary of Man, has purchased a total of 67,220 shares of GLG common stock in the past two years. However, we are unable to locate the aggregate number and percentage of the, subject securities that are beneficially owned by Man, and any of its associates and wholly-owned subsidiaries, in any of the sections of the proxy statement incorporated by reference in Item 11 of the Schedule 13E-3. Please revise to disclose the information required by Item 1008(a) of Regulation M-A for all filing persons, and each associate and majority-owned subsidiary of the filing persons.
     In response to the Staff’s comment, the requested disclosure has been included in the “Important Information Regarding GLG—Transactions in Common Stock” section in the Amended Proxy Statement.
Incorporation by Reference, page 144
44.	The first paragraph in this section indicates that you intend to forward incorporate by reference any additional documents you may file between the date of the proxy statement and the date of the special meeting. Please advise us of the legal authority upon which you are relying to forward incorporate by reference. In responding, please note the updating and dissemination obligations in Exchange Act Rules 13e-3(d)(2), (e)(2) and (f)(1)(iii). Alternatively, delete this statement and revise the proxy statement to specifically indicate GLG will incorporate any additional filings made before the special meeting.
     In response to the Staff’s comment, the “Incorporation by Reference” section in the Amended Proxy Statement has been revised to remove the statement as requested and to specifically indicate that GLG will incorporate any additional filings made before the special meeting.
Appendices
45.	We note that there is a placeholder for Appendix G, the Employment and Service Agreements between certain Man Group PLC Entities and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange. Please confirm that the agreements will be provided prior to distribution of the final proxy statement.
     The Company notes that the Employment and Service Agreements between certain Man Group plc Entities and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange have not been finalized, and the Company confirms that such agreements will be provided as exhibits to the proxy statement prior to distribution of the final proxy statement.

Securities and Exchange Commission
August 10, 2010

* * *
          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          As requested, enclosed herewith are acknowledgements to the same effect set forth in the preceding sentence from the other Filing Persons.
          We are also delivering to each of Erin Jaskot, Craig Slivka, Evan Jacobson and Nicholas Panos of the Staff courtesy copies of (i) the Amended Proxy Statement, marked to show changes from the Proxy Statement, (ii) the Amended Schedule 13E-3, marked to show changes from the Schedule 13E-3, and (iii) this response letter.
          Please telephone Allen Miller at (212) 408-5454, Marc Alpert at (212) 408-5491 or Sey-Hyo Lee at (212) 408-5122 of Chadbourne & Parke LLP if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comments by facsimile to Allen Miller at (646) 710-6464, Marc Alpert at (646) 710-5491 or Sey-Hyo Lee at (646) 710-5122.

Very truly yours,
/s/ Alejandro San Miguel
Alejandro San Miguel
General Counsel and Corporate Secretary

Enclosures
VIA EDGAR AND HAND DELIVERY

cc:	Erin Jaskot Craig Slivka Evan Jacobson Nicholas Panos

August 10, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GLG Partners, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 29, 2010
File No. 001-33217

Schedule 13E-3
Filed on June 29, 2010
File No. 005-82299
Ladies and Gentlemen:
          On behalf of the undersigned (each, a “Filing Person,” and collectively, the “Filing Persons”), this letter is being provided at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated July 23, 2010 (the “Comment Letter”) from Pamela Long, Assistant Director, Division of Corporation Finance, relating to the above-referenced Transaction Statement on Schedule 13E-3 filed on June 29, 2010 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on June 29, 2010 (the “Proxy Statement”).
          In connection with the filing by GLG Partners, Inc. and the Filing Persons of an amended Schedule 13E-3, which is to be filed with the SEC concurrently with this letter, each Filing Person, solely for and on behalf of itself or himself, confirms that:
•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule 13E-3; and

•	each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
[Signatures follow]

Dated: August 10, 2010

NOAM GOTTESMAN

/s/ Noam Gottesman

Dated: August 10, 2010

EMMANUEL ROMAN

/s/ Emmanuel Roman

Dated: August 10, 2010

PIERRE LAGRANGE

/s/ Pierre Lagrange

Dated: August 10, 2010

/s/ Leslie J. Schreyer

Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

Dated: August 10, 2010

TOMS INTERNATIONAL LTD.

By:	/s/ Jeffrey A. Robins

Name: Jeffrey A. Robins
Title: Vice President and Assistant Secretary

Dated: August 10, 2010

/s/ Jeffrey A. Robins

Jeffrey A. Robins, in his capacity as trustee of the Roman GLG Trust

Dated: August 10, 2010

JACKSON HOLDING SERVICES INC.

By:	/s/ Jeffrey A. Robins

Name: Jeffrey A. Robins
Title: Director

Dated: August 10, 2010

G&S TRUSTEES LIMITED, in its capacity as trustee of the LAGRANGE GLG TRUST

By:	/s/ Nigel Bentley

Name: Nigel Bentley
Title: Director

Dated: August 10, 2010

POINT PLEASANT VENTURES LTD.

By:	/s/ Nigel Bentley

Name: Nigel Bentley
Title: Director

August 10, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	GLG Partners, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on June 29, 2010
File No. 001-33217

Schedule 13E-3
Filed on June 29, 2010
File No. 005-82299
Ladies and Gentlemen:
          On behalf of the undersigned (each, a “Filing Person,” and collectively, the “Filing Persons”), this letter is being provided at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated July 23, 2010 (the “Comment Letter”) from Pamela Long, Assistant Director, Division of Corporation Finance, relating to the above-referenced Transaction Statement on Schedule 13E-3 filed on June 29, 2010 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on June 29, 2010 (the “Proxy Statement”).
          In connection with the filing by GLG Partners, Inc. and the Filing Persons of an amended Schedule 13E-3, which is to be filed with the SEC concurrently with this letter, each Filing Person, solely for and on behalf of itself, confirms that:
•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule 13E-3; and

•	each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
[Signatures follow]

Dated: August 10, 2010

MAN GROUP PLC

By:	/s/ Kevin Hayes

Name: Kevin Hayes
Title: Finance Director

Dated: August 10, 2010

MAN PRINCIPAL STRATEGIES HOLDINGS LLC

By:	/s/ Orly Lax

Name: Orly Lax
Title: Vice President

Dated: August 10, 2010

ESCALATOR SUB 1 INC.

By:	/s/ Orly Lax

Name: Orly Lax
Title: Vice President